EXHIBIT 99.1

CONTACT: Timothy S. O'Toole   FOR IMMEDIATE RELEASE
                 (513) 762-6702

**Chemed Shareholders Approve Name Change
to Roto-Rooter Inc.;
Board Declares Quarterly Dividend**

CINCINNATI, May 20, 2003—Stockholders of Chemed Corporation

(NYSE:CHE) (OTCBB:CHEQP) approved changing the company's name to

Roto-Rooter Inc. by more than 99 percent of the vote at yesterday's annual meeting of

stockholders. The name change will take effect as soon as practicable, and the company's stock

will continue to be listed on the New York Stock Exchange under the new symbol RRR.

Also at the meeting, shareholders elected a slate of 11 directors and ratified the

continuation of PricewaterhouseCoopers LLP as the company's independent accountants for

2003.

Dividend Declared

Following the meeting, the Board of Directors declared a quarterly cash dividend

of 12 cents per share on the company's capital stock, payable on June 10, 2003, to stockholders

of record on May 30, 2003. This represents the 128th consecutive quarterly dividend paid to

shareholders in 32 years as a public company.

Roto-Rooter Inc. (www.rotorooter.com), headquartered in Cincinnati, is a New

York Stock Exchange-listed corporation operating in the residential and commercial repair-and-maintenance-service industry through two wholly owned subsidiaries. Roto-Rooter is North America's largest provider of plumbing and drain cleaning services. Service America Systems Inc. provides major-appliance and heating/air-conditioning repair, maintenance, and replacement services.

Statements in this press release or in other Company communications may relate to future events or the Company's future performance. Such statements are forward-looking statements and are based on present information the Company has related to its existing business circumstances. Investors are cautioned that such forward-looking statements are subject to inherent risk that actual results may differ materially from such forward-looking statements. Further, investors are cautioned that the Company does not assume any obligation to update forward-looking statements based on unanticipated events or changed expectations.

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